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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
LXR Biotechnology Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
502468101
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
January 22, 1998
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 502468101      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       5,145,034 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          5,145,034 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,145,034 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%

14 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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Page  3  of  5  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by LXR Biotechnology
Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1401 Marina Way
South, Richmond, California 94804.

Item 2.  Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). The foregoing persons are hereafter referred to as the "Filers".
Bradford T. Whitmore ("Whitmore") and Surgeon Corporation
("Spurgeon") are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 290 South County Farm Road,
Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United
States.

Item 3. Source and Amount of Funds

The net investment cost of Common Stock beneficially owned by Grace is $8,775,066.40.

The Common Stock beneficially owned by Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

Grace, as an NASD broker dealer, was reporting its holdings in the Common Stock pursuant to rule 13d-1(b). However, pursuant to the terms of the Subscription Agreement, dated as of December 12, 1997, between Grace and the Company, Grace has the right to designate a member of the board of directors of the Company. Grace has exercised that right and designated one of its employees, Brian D. Brookover, to serve as a director of the Company. Consequently, Grace is filing this Schedule 13D to reflect such change in the composition of the Company's board of directors. The filing of this
Schedule 13D is not intended to be an assertion or affirmation of any affiliate relationship between Grace and Mr. Brookover. Grace also expressly disclaims any ability to control or direct the voting of any shares of capital stock of the Company owned by Brookover.

Except as set forth in this Item 4, Grace does not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule
13D under the Act.

Item 5. Interest in Securities of the Issuer

(a) Grace presently holds a total of 5,145,034 shares of the Common Stock, which represent approximately 18.6% of the Common Stock outstanding.

(b) Grace has the sole power to vote and dispose of the Common Stock.

(c) The transactions in the Common Stock by the Filers during the period from November 26, 1997 to January 26, 1998 are set forth on Schedule A hereto.

(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Grace does not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of LXR Biotechnology.

Item 7. Material to Be Filed as Exhibits

None

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Page   5   of  5  Pages

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Dated:  January 28, 1998


SCHEDULE A

TRADE ACTIVITY FOR LXR BIOTECHNOLOGY COMMON STOCK

DATE        AMOUNT       PRICE/SHARE
12/12/97    3,428,572    $1.75
12/23/97      571,428    $1.75
12/31/97      363,734    $1.75

EXHIBIT A

Directors and Executive Officers of Spurgeon Corporation

Robert D. Van Kampen
926 Robbins Road, Ste. 180
Grand Haven, MI 49417

Sole Shareholder Director and President of Spurgeon.  General
Partner, Van Kampen Asset Management.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187

Vice President and Secretary of Spurgeon. General Partner and Counsel of Van Kampen Asset Management.

Jerry A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187

Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd.  and Van Kampen Asset Management.

All are United States Citizens

The business address of Van Kampen Asset Management is 290
South County Farm Road, Third Floor, Wheaton, IL 60187. The principal business of Van Kampen Asset Management is investment and asset management.